Zimmer Holdings, Inc. 345 East Main Street Warsaw, IN 46580 574.267.6131 www.zimmer.com
May 19, 2009
VIA EDGAR
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Zimmer Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 1-16407
Dear Ms. Blye:
     This letter is submitted in response to the Staff’s comment letter, dated May 6, 2009, with respect to the Office of Global Security Risk’s review of the above-referenced filing of Zimmer Holdings, Inc. (“we,” “our” or “the Company”). For your convenience, we have reproduced the text of the Staff’s comment in bold-face below, and our response thereto follows the comment.
General
1. We note the representation in your discussion of sales not requiring U.S. government licensing that the referenced sales related to non-sensitive medical devices. Please tell us the types of medical devices at issue and confirm, if such is the case, that neither the medical devices nor their component parts would be considered dual-use items (items with both civilian and military uses).
Response
     In the Company’s April 24, 2009 letter to you, we stated that our foreign subsidiaries have sold and continue to sell commercial, non-sensitive medical devices to private distributors in Iran and Syria for resale to hospitals and patients in those countries. These medical devices, sales of which do not require U.S. governmental licensing, consist of (1) orthopaedic plates and screws and surgical instruments required to implant these devices in patients, (2) internal orthopaedic implants and instruments required to implant these devices in patients, and (3) bone cement. These items are used for the repair or replacement of hips, knees, shoulders and the spine.
     We confirm that neither these medical devices nor their component parts are dual-use items. These items are not subject to regulation under the Commerce Department’s Export Administration Regulations (“EAR”). If they were subject to the EAR, however, they would be considered non-sensitive commercial items classified under the EAR as EAR99 items, not dual-use items regulated under the Commerce Control List, 15 C.F.R. Part 774.
     We appreciate the opportunity to respond to your comments. If you have questions with respect to this letter or if you require additional information, please contact me directly at (574) 371-8505. You may also reach me via fax at (574) 372-4302.

Respectfully submitted,
/s/ Chad F. Phipps
Chad F. Phipps
Senior Vice President, General Counsel and Secretary